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MERGER PLAN

for merger of

EVRY ASA and Tieto Oyj

Merger Plan

The Boards of Directors of EVRY ASA (“EVRY”) and Tieto Oyj (“Tieto”) propose to the Extraordinary General Meetings of the respective companies that the General Meetings resolve on a merger of EVRY into Tieto where all assets and liabilities of EVRY shall be transferred through a cross-border absorption merger without a liquidation procedure to Tieto, as set forth in this merger plan (the “Merger Plan”) (the “Merger”).

As merger consideration, the shareholders of EVRY shall receive new shares of Tieto, as well as a cash consideration, in proportion to their existing shareholdings with aggregated fractional entitlements to new shares being sold in public trading on Nasdaq Helsinki Ltd (the “Helsinki Stock Exchange”) or Oslo Børs for the benefit of the shareholders entitled to such fractions. EVRY shall automatically dissolve as a result of the Merger.

The Merger shall be carried out in accordance with Chapter 16 of the Finnish Companies Act (624/2006, as amended) (the “Finnish Companies Act”) and Chapter 13 of the Norwegian Public Limited Liability Companies Act of 13 June 1997 No. 45 (the “Norwegian Public Companies Act”). The Merger will be implemented with tax effect as of the Effective Date.

1.	Companies Involved in the Merger

1.1	Merging Company

	Corporate name:	EVRY ASA (“EVRY” or the “Merging Company”)

	Business ID:	934 382 404

	Corporate form:	Norwegian Public Limited Liability Company (no. allmennaksjeselskap)

	Address:	Snarøyveien 30A, 1360 Fornebu

	Domicile:	Bærum, Norway

	Register authority and its address:	The Norwegian Register of Business Enterprises, Havnegata 48, Brønnøysund, Norway (the “Norwegian Business Register”)

The Merging Company is a public limited liability company, the shares of which are publicly traded on the official list of Oslo Børs.

1.2	Recipient Company

	Corporate name:	Tieto Oyj (“Tieto” or the “Recipient Company”)

	Business ID:	0101138-5

	Corporate form:	Finnish Public Limited Liability Company (fi. julkinen osakeyhtiö)

Address:	Keilalahdentie 2-4, FI-02101 Espoo

Domicile:	Espoo, Finland

Register authority and its address:	Finnish Patent and Registration Office, Sörnäisten rantatie 13 C, FI-00530 Helsinki, Finland (the “Finnish Trade Register”)

The Recipient Company is a public limited liability company, the shares of which are publicly traded on the official list of the Helsinki Stock Exchange and on the A-list of Nasdaq Stockholm Ltd.

The Merging Company and the Recipient Company are hereinafter individually also referred to as a “Party” and jointly referred to as the “Parties” or the “Companies Involved in the Merger” and the Recipient Company after the Merger is hereinafter referred to as the “Combined Company”.

1.3	Combined Company

The corporate details of the Combined Company will be as set out above for the Recipient Company, except for the corporate name which shall change to TietoEVRY Oyj. The Combined Company shall have its domicile in Espoo, Finland and headquarter functions to be distributed between the offices in Oslo, Norway, Stockholm, Sweden and Espoo, Finland.

The Combined Company will continue to be listed on the official list of Nasdaq Helsinki and on the A-list of Nasdaq Stockholm Ltd., and the parties will seek to ensure that the Combined Company or depository receipts or interests representing the shares in the Combined Company, as the case may be, will be subject to an additional listing on Oslo Børs in connection with the completion of the Merger or as soon as possible thereafter.

The Combined Company’s CEO will be Mr. Kimmo Alkio, the current CEO of the Recipient Company.

2.	Reasons for the Merger

The Companies Involved in the Merger have on 18 June 2019 entered into an agreement concerning the combination of the business operations of the Companies Involved in the Merger through a statutory cross-border absorption merger of the Merging Company into the Recipient Company in accordance with the Finnish Companies Act, the Norwegian Public Companies Act and this Merger Plan (the “Merger Agreement”).

The purpose of the Merger is to create one of the most competitive digital services and software companies in the Nordics. With combined revenue of close to EUR 3 billion and 24,000 professionals, the Combined Company will be well positioned to create digital advantages for Nordic enterprises and society.

The merger will combine strong digital competences and industry software with advanced cloud and infrastructure services. Based on the Parties’ product and competence portfolios, there is potential to increase the competitiveness for the benefit of customers and employees – and potential to grow across businesses.

The Merger will be highly complementary from a geographical, offering and customer perspective. It will also create one of the largest digital services communities in the Nordics. The merger further drives scale, longer-term revenue synergies, as well as innovation through combined targeted investments. The combination is expected to create value for shareholders through targeted cost synergies.

Reference is made to the public announcement on the Merger for further information about its rationale and details.

3.	Proposals to the General Meetings of the Merging Company and the Recipient Company

The Boards of Directors of the Merging Company and the Recipient Company propose to the Extraordinary General Meetings of the respective companies that the Merger according to this Merger Plan is adopted in accordance with the proposals for resolutions set out in Appendix 1 A and Appendix 1 B respectively.

4.	Amendments to the Recipient Company’s Articles of Association

The current Articles of Association of the Merging Company and the Recipient Company are attached to this Merger Plan as Appendix 2 A and Appendix 2 B, respectively.

As part of the Merger and the resolutions to be made by the Recipient Company’s General Meeting in connection therewith, and effective as from completion of the Merger, the Articles of Association of the Combined Company shall be amended to read as set out in Appendix 2 C.

5.	Board of Directors and Shareholder Nomination Board of the Recipient Company and Remuneration

According to the proposed Articles of Association of the Combined Company, the Combined Company shall have a Board of Directors consisting of a minimum of six (6) and a maximum of twelve (12) members. The number of the members of the Board of Directors of the Combined Company shall be confirmed and the members of the Board of Directors shall be elected by the Extraordinary General Meeting of the Recipient Company resolving on the Merger. Both decisions shall be conditional upon the execution of the Merger with the Finnish Trade Register and the Norwegian Register of Business Enterprises. The term of such members of the Board of Directors shall commence on the date of registration of the execution of the Merger with the Finnish Trade Register (the “Effective Date”) and shall expire at the end of the first annual general meeting of the Combined Company following the Effective Date.

The Board of Directors and the Shareholders’ Nomination Board of the Recipient Company, after consultation with the Nomination Committee of the Merging Company, propose to the Extraordinary General Meeting of the Recipient Company resolving on the Merger that the Board of Directors of the Combined Company shall consist of nine

(9) members elected by the shareholders and that Tomas Franzén, a current member of the Board of Directors of the Recipient Company, be conditionally elected as new Chairman of the Board of Directors of the Combined Company, that Timo Ahopelto, Liselotte Hägertz Engstam, Harri-Pekka Kaukonen, Niko Pakalén and Endre Rangnes, each a current member of the Board of Directors of the Recipient Company, be conditionally elected to continue to serve on the Board of Directors of the Combined Company and that Rohan Haldea, Salim Nathoo and Leif Teksum, each a current member of the Board of Directors of the Merging Company, be conditionally elected as new members of the Board of Directors of the Combined Company for the term commencing on the Effective Date and expiring at the end of the first annual general meeting of the Combined Company following the Effective Date.

In addition, the Parties agree that arrangements shall be made to have four (4) employee representatives on the Board of Directors of the Combined Company.

The Board of Directors and the Shareholders’ Nomination Board of the Recipient Company, after consultation with the Nomination Committee of the Merging Company, also propose to the Extraordinary General Meeting of the Recipient Company resolving on the Merger a resolution on the remuneration of the new members of the Board of Directors of the Combined Company, including remuneration of the new members of the Audit and Risk Committee and Remuneration Committee of the Combined Company, for the term commencing on the Effective Date. The annual remuneration of the new members to be elected shall be paid in proportion to the length of their term of office. The remuneration of members of the Board of Directors nominated by the employees shall be determined separately but will not in any event exceed the remuneration of other members of the Board of Directors. Otherwise the resolutions on Board remuneration made by the Annual General Meeting of the Recipient Company held on 21 March, 2019 shall remain in force unaffected.

The term of the members of the Board of Directors of the Recipient Company not conditionally elected to continue to serve on the Board of Directors of the Combined Company for the term commencing on the Effective Date shall end on the Effective Date.

The term of the members of the Board of Directors and the CEO of the Merging Company shall end on the Effective Date. The members of the Board of Directors of the Merging Company, who are not elected to the Board of Directors of the Combined Company shall be paid a reasonable remuneration for overseeing the preparation of the final accounts of the Merging Company.

The Board of Directors and the Shareholders’ Nomination Board of the Recipient Company, after consultation with the Nomination Committee of the Merging Company, may amend the above-mentioned proposals concerning the election of members of the Board of Directors of the Combined Company and/or their remuneration, in case one or more of the above-mentioned persons would not be available for election at the Extraordinary General Meeting of the Recipient Company resolving on the Merger.

The Board of Directors of the Recipient Company, after consultation with the Shareholders’ Nomination Board of the Recipient Company and the Nomination Committee of the Merging Company, may as necessary convene a General Meeting of Shareholders after the Extraordinary General Meeting of the Recipient Company

resolving on the Merger to resolve to supplement or amend the composition of the Board of Directors of the Combined Company or their remuneration prior to the Effective Date, for example in case a conditionally elected member of the Board of Directors of the Combined Company dies, resigns or has to be replaced by another person or their remuneration be amended for some other reason.

The Parties have agreed that the Shareholders’ Nomination Board of the Combined Company as from the Effective Date shall have five (5) members, of which one shall be nominated by each of the four (4) largest shareholders and the fifth being the Chairman of the Combined Company’s Board of Directors.

As part of its approval of the Merger, the Board of Directors of the Recipient Company proposes to the Extraordinary General Meeting of Shareholders a temporary deviation from the Charter of the Recipient Company’s Shareholders’ Nomination Board in accordance with Appendix 1 B.

6.	Exchange Ratio

The Merger is based on an exchange ratio reflecting a relative value of Tieto and EVRY of 58.5:41.5 (the “Exchange Ratio”).

The Exchange Ratio has been determined based on the relative valuations of the Merging Company and the Recipient Company. The value determination has been made by applying generally used valuation methods and has been based on the stand-alone valuations of the Companies Involved in the Merger including market-based valuation adjusted for company specific factors.

Based on their respective relative value determinations, supported by fairness opinions obtained by the Boards of Directors of the Merging Company and the Recipient Company from their respective financial advisors, the Boards of Directors of the Merging Company and the Recipient Company have concluded that the valuations and the Exchange Ratio are fair and that the Merger is in the best interest of the Merging Company and the Recipient Company, and in the best interest of their respective shareholders.

7.	Merger Consideration

7.1	Merger Consideration in Shares

The shareholders of the Merging Company shall receive as merger consideration 0.1200 new shares of the Recipient Company for each share owned in the Merging Company per each individual book-entry account (the “Merger Consideration in Shares” and together with the Merger Consideration in Cash set out in Section 7.2 below, the “Merger Consideration”). The Merger Consideration in Shares shall be issued to the shareholders of the Merging Company in proportion to their shareholding in the Merging Company at a record date to be set in connection with completion of the Merger. No Merger Consideration will be issued with respect to shares in the Merging Company held by the Merging Company itself or by the Recipient Company.

There is only one share class in the Recipient Company, and the shares of the Recipient Company do not have a nominal value.

In case the number of shares received by a shareholder of the Merging Company (per each individual book-entry account) as Merger Consideration in Shares is a fractional number, the fractions shall be rounded down to the nearest whole share. Fractional entitlements to new shares of the Combined Company shall be aggregated and sold in public trading on the Helsinki Stock Exchange or the Oslo Børs and the proceeds shall be distributed to shareholders of the Merging Company entitled to receive such fractional entitlements in proportion to holding of such fractional entitlements. Any costs related to the sale and distribution of fractional entitlements shall be borne by the Recipient Company.

7.2	Merger Consideration in Cash

In addition to the Merger Consideration in Shares, the shareholders of the Merging Company shall receive as merger consideration NOK 5.28 in cash for each share owned in the Merging Company (the “Merger Consideration in Cash”).

7.3	Allocation of the Merger Consideration

The allocation of the Merger Consideration will be based on the shareholding in the Merging Company at a record date to be set in connection with completion of the Merger.

The final total number of shares in the Combined Company to be issued as Merger Consideration in Shares and the final total number for the Merger Consideration in Cash shall be determined on the basis of the number of shares in the Merging Company held by shareholders of the Merging Company, other than the Merging Company itself and the Recipient Company, at a record date to be set in connection with completion of the Merger. Such total number of shares to be issued as Merger Consideration in Shares shall be rounded down to the nearest full share.

On the date of this Merger Plan, the number of issued and outstanding shares in the Merging Company is 369,304,333. In addition, the Merging Company holds 1,501,744 treasury shares. Based on the situation on the date of this Merger Plan and the agreed Merger Consideration, the total number of shares in the Recipient Company to be issued as Merger Consideration in Shares would therefore be 44,316,519 shares and the final total Merger Consideration in Cash would be NOK 1,949,926,878.24.

The final total amount of Merger Consideration may be affected by, among others, any change concerning the number of shares issued by and outstanding in the Merging Company, e.g., the Merging Company issuing new and/or transferring existing treasury shares in accordance with existing share-based incentive plans, prior to the Effective Date.

7.4	Other consideration

Apart from the Merger Consideration and proceeds from the sale of fractional entitlements, all as set forth in this Section 7 above, no other consideration shall be distributed to the shareholders of the Merging Company.

7.5	Share options and other rights entitling to shares in the Merging Company

As part of its remuneration and incentive policy, the Merging Company has issued certain share options and restricted stock units to key employees (the EVRY Management Incentive Program (the “MIP II”), the EVRY Long Term Incentive Program (the “LTIP”) and the EVRY Short Term Incentive Program (the “STIP”).

Under the MIP II, 328,545 restricted stock units become vested on 21 July 2019 and will be settled prior to the Effective Date, either in cash or by transfer of 328,545 treasury shares plus a dividend compensation of NOK 3 per share from the Merging Company to the eligible employees. If settled in shares, the transferred shares will give full entitlement to the Merger Consideration. The remaining balance of treasury shares held by the Merging Company will lapse upon completion of the Merger. Upon settlement of the 328,545 restricted stock units, MIP II is completed and no further restricted stock units or shares will be issued, transferred or settled in cash thereunder.

The non-vested and/or non-exercised options and restricted stock units under the LTIP and the STIP, which as of the date of this Merger Plan entitle to 3,730,365 shares in the Merging Company, will be continued and transformed in a value neutral way into restricted stock units or performance shares in the Combined Company, with equivalency in all material respects with regards to economic value, vesting conditions and other terms and conditions, taking into account the strike price of the options and by applying an option conversion ratio of 1 : 0.1423. If any such currently non-vested options and restricted stock units vest and are exercised prior to completion of the Merger, the economic value of such rights may be fully cash settled by the Merging Company. Any existing right for EVRY to settle options and/or restricted stock units under the LTIP or the STIP in cash, will continue as a right for the Combined Company.

8.	Distribution of the Merger Consideration

The Merger Consideration shall be distributed to the shareholders of the Merging Company on the Effective Date or as soon as reasonably possible thereafter.

The Merger Consideration in Shares may be delivered in the form of directly held shares in the Combined Company in the book-entry securities system maintained by Euroclear Finland Ltd., in the Norwegian Verdipapirsentralen (VPS) registered depository receipts or depositary interests or similar arrangements. In the case of a listing of the Combined Company on Oslo Børs, the Combined Company shall facilitate the holding and trading of shares by current shareholders of the Merging Company through VPS registration of depository receipts, depositary interests or similar arrangements as the default option, or, if possible, direct VPS registration of shares in the Combined Company. In the event that the Combined Company’s share, depositary receipt or depositary interest is not listed on Oslo Børs, the Combined Company shall facilitate and cover the costs of any shareholders of the Merging Company who wish, within three (3) months from completion of the Merger to switch to holding shares registered in Euroclear Finland Ltd., whether through a nominee structure or other structure generally suitable for the current shareholder base.

The Merger Consideration in Shares shall carry full shareholder rights, including rights to dividends, as from the date of their registration.

The Merger Consideration in Cash shall be paid automatically to each shareholder of the Merging Company to the bank accounts attached to the Norwegian book-entry accounts of each such shareholder in VPS.

9.	Option rights and other special rights entitling to shares

The shareholders in the Merging Company do not hold any special rights as set out in Section 13-26(2) no. 7 of the Norwegian Public Companies Act or other special rights in the Merging Company. There are no such rights in the Merging Company as set out in Section 11-1, 11-10 and 11-12 (financial instruments) of the Norwegian Public Companies Act or other special rights in the Merging Company, other than certain share options and restricted stock units issued to key employees as set out in section 7.5 above.

10.	Share capital of the Combined Company

The share capital of the Combined Company shall not be increased in connection with the registration of the execution of the Merger in accordance with the accounting treatment described in Section 11.

11.	Description of assets, liabilities and shareholders’ equity of the Merging Company and of the circumstances relevant to their valuation, of the effect of the Merger on the balance sheet of the Combined Company and of the accounting and tax treatment to be applied in the Merger

11.1	Description of assets, liabilities and shareholders’ equity of the Merging Company and of the circumstances relevant to their valuation and the accounting implementation and effects of the Merger

In the Merger, all (including known, unknown and conditional) assets, liabilities and responsibilities as well as agreements and commitments and the rights and obligations relating thereto of the Merging Company, and any items that replace or substitute any such item, will transfer to the Combined Company by operation of law. The Recipient Company has obtained adequate financing commitments on a certain funds basis from recognized lenders in connection with the Merger. The Parties shall, prior to completion of the Merger jointly agree upon the steps to be taken with respect to the existing financing arrangements of the Parties, inter alia with respect to financing arrangements that will transfer to and be continued by the Combined Company and financing arrangements to be refinanced and/or repaid and cancelled. Completion of the Merger is not subject to any financing condition.

The Merger is to be carried out by applying the acquisition method. A merger result will arise in connection with the Merger, the amount of which is determined by the net difference between the fair value of the Merger Consideration and the fair value of the assets and liabilities of the Merging Company. The merger result is treated in the Combined Company’s accounts by applying generally accepted accounting principles in Finland.

The balance sheet items of the Merging Company, with the exception of shareholders’ equity, are recorded in the balance sheet of the Combined Company by using the following accounting methods:

(a)	The assets in the closing accounts of the Merging Company are recognized in appropriate asset items in the balance sheet of the Combined Company in accordance with the Finnish Accounting Act (1336/1997, as amended) and Finnish Accounting Decree (1339/1997, as amended). The liabilities in the closing accounts of the Merging Company are recognized in appropriate liability items of the Combined Company, except for items referring to receivables to or from the Recipient Company to the Merging Company; these receivables will be extinguished in the Merger.

(b)	The merger result calculated on the basis of the closing accounts on the Effective Date of the Merger will be capitalized to those assets or liabilities in the Combined Company’s balance sheet where it is assumed to have been generated. The amount of the merger result that cannot be allocated to assets or liabilities is recognized in the balance sheet as an increase in goodwill.

A description of the assets, liabilities and shareholders’ equity of the Merging Company and an illustration of the post-Merger indicative balance sheet of the Combined Company is attached to this Merger Plan as Appendix 3.

The final effects of the Merger on the balance sheet of the Combined Company will be determined according to the circumstances and generally accepted accounting principles applicable in Finland at the Effective Date of the Merger.

11.2	Tax implementation and effects of the Merger

The Merger will be completed with tax discontinuity, i.e. as a taxable merger, for Norwegian and Finnish tax purposes. This applies both to the Merging Company, the Merging Company’s Norwegian and Finnish tax resident shareholders and the Recipient Company. For other foreign shareholders the tax consequences will depend on local laws and regulations.

For the Merging Company this means that it will be taxed as if all its assets, rights and obligations had been sold to the Recipient Company at full market value at the Effective Date. It is not expected that the Merger will lead to any taxes payable for the Merging Company. This is because of the Norwegian participation exemption model, whereby all capital gains on the shares in the Merging Company’s subsidiaries will be exempt from tax, and further because the Merging Company has a tax loss carried forward that can be used to offset any taxable gains on other assets. Any unused tax loss carried forward in the Merging Company at the time of completion of the Merger will lapse. Tax losses carried forward in the Merging Company’s subsidiaries will be continued unchanged after the Merger.

For Finnish tax purposes, the Merging Company is deemed to be liquidated and the assets, rights and obligations deemed to be transferred to its shareholders, which are immediately deemed to have contributed them in kind at full market value to the Recipient Company. Therefore, the tax acquisition cost of all assets, rights and obligations transferred to the Recipient Company in the Merger will be the full market value of such assets, rights and obligations at the Effective Date.

The Merger will for Norwegian tax resident shareholders of the Merging Company be taxed as a realization of the shares in the Merging Company on the Effective Date. For Norwegian tax resident shareholders being limited liability companies and similar entities, the Merger Consideration will be exempt from tax pursuant to the Norwegian participation exemption model. For Norwegian tax resident shareholders being individuals, the Merger will trigger a taxable gain / tax deductible loss depending on each shareholders’ cost price on his/her shares in the Merging Company.

The Merger will for Finnish tax resident shareholders of the Merging Company be taxed as a realization of the shares in the Merging Company on the Effective Date. The Merger will trigger a taxable gain / tax deductible loss depending on each shareholders’ tax acquisition cost of his/her shares in the Merging Company.

For shareholders tax resident in other jurisdictions than Norway and Finland, the tax treatment is regulated by the respective countries’ tax legislation. In some countries it may be that the Merger is seen as a taxable transaction, whereby a roll-over relief may be available in other jurisdiction. It has been clarified through a binding ruling from the Norwegian Tax Directorate that the Merger will not trigger any Norwegian withholding tax obligations for the Merging Company or foreign shareholders.

All shareholders are encouraged to consult with tax experts in their respective jurisdictions to determine the tax consequences of the Merger for each shareholder individually.

12.	Employees’ participation in the merger process and likely repercussions of the Merger on employment

The Merging Company has no direct employees, as all employees in the Merging Company group are employed in subsidiaries and affiliated companies of the Merging Company. Therefore, EU directive 2001/23/EC (as implemented in Finnish and Norwegian law) regarding transfer of undertaking is not relevant.

Employees of the subsidiaries and affiliated companies of the Merging Company are not directly affected by the Merger, as their employment relationships will remain with their current employers and not be transferred to a new employer. Other than the CEO in the Merging Company, no employment or service contracts concluded with the employees of the Merging Company or the Recipient Company or their subsidiaries or affiliated companies, shall terminate due to the transaction and there will be no legal consequences for said employees as a result of the Merger.

Information and/or consultation requirements, to the extent they may be applicable according to collective agreements and/or applicable Norwegian, Swedish and/or Finnish law, including the Norwegian Public Companies Act Section 13-11 and the Finnish Act on Co-operation within Undertakings (334/2007), shall be carried out.

Since the Recipient Company is domiciled in Finland, the Finnish regulations on employee representation rights are applicable to the Merger. As at the date of this Merger plan, the Recipient Company has two (2) employee representatives in the board of directors in accordance with the Finnish Act on Employee Representation in Management of Enterprises (725/1990). The Merging Company has four (4) employee representatives in the board of directors in accordance with the Norwegian Public Companies Act and appurtenant regulations.

The rules set out in the Finnish Act on Employee Representation in Management of Enterprises (725/1990) and the Act on Employee Representation in Societas Europaea and European Cooperative Societies (758/2004) as referred to therein, which implement the European Parliament’s and Council’s directive 2005/56/EC of 26 October 2005 (subsequently consolidated in Article 133 of Directive (EU) 2017/1132), are applicable and set out the rules for arranging employee participation in connection with a cross-border merger. The Merging Company and the Recipient Company will either comply with so-called standard rules defined in Section 9 b) on the Finnish Act on Employee Representation in Management of Enterprises or negotiate with the employees in accordance with the said Act.

In connection with the Merger, the Parties have agreed that arrangements shall be made to have four (4) employee representatives on the Board of Directors of the Combined Company as set out in section 5 above.

Employee representation to the Boards of Directors in subsidiaries of the Merging Company in Norway will continue and/or be established in accordance with Norwegian company law and corresponding regulations.

To the extent workforce reductions or other measures should be considered in the future, there will be separate discussions and/or employee consultations with the Combined Company’s employees and/or their representatives in accordance with applicable laws and regulations in each jurisdiction.

13.	Approvals and matters outside ordinary business operations

13.1	Approvals

The Merger is subject to clearance by each of the Norwegian Competition Authority, Finnish Competition Authority, Swedish Competition Authority and the Ukrainian Competition Authority. The Parties shall cooperate in the preparation of the documents and information required for obtaining the competition approvals, use their reasonable best efforts to do, or cause to be done, all reasonably required actions in the making of all registrations and filings with the competition authorities in order to obtain the necessary competition approvals for the Merger as promptly as possible and to jointly evaluate and perform all available alternatives to meet any requirements for approvals set by the competition authorities, on such further terms and conditions as set out in the Merger Agreement.

The indirect change of ownership to EVRY Card Services AS that will be caused by the Merger, is subject to approval from the Norwegian Financial Supervisory Authority (Nw: Finanstilsynet) under the payment institute licenses held by EVRY Card Services AS.

The Merger is further subject to confirmation by the Finnish Ministry of Economic Affairs and Employment under the Finnish Act on the Monitoring of Foreigners’ Corporate Acquisitions 172/2012, as amended, arising as a result of the issuance of the Merger Consideration in Shares to Lyngen HoldCo S.à.r.l., following which Lyngen HoldCo S.à.r.l will hold more than ten percent (10%) of shares in the Combined Company.

13.2	Matters outside ordinary business operations

From the date of this Merger Plan and until completion of the Merger, each of the Parties shall be managed and administered in accordance with common practice for the Companies involved in the Merger, and in line with the provisions of the Merger Agreement.

Other than in connection with existing share-based incentive plans for employees, the Merging Company and the Recipient Company shall during the Merger process not resolve on any matters (regardless of whether such matters are ordinary or extraordinary) which would affect the shareholders’ equity or number of outstanding shares in the relevant company, including but not limited to share issues or redemptions, acquisition or disposal of treasury shares, dividend distributions, changes in share capital, or any comparable actions, or take or commit to take any such actions, unless the Parties specifically agree otherwise.

14.	Capital loans

The Recipient Company has not issued any capital loans, as defined in Chapter 12, Section 1 of the Finnish Companies Act.

15.	Shareholdings between the Merging Company and the Recipient Company

On the date of this Merger Plan, the Merging Company or its subsidiaries do not own and the Merging Company agrees not to acquire and to cause its subsidiaries not to acquire any shares in the Recipient Company and the Recipient Company does not own and agrees not to acquire and to cause its subsidiaries not to acquire any shares in the Merging Company, unless the Parties specifically agree otherwise in writing.

On the date of this Merger Plan, the Merging Company holds 1,501,744 treasury shares. Neither of the Companies Involved in the Merger has a parent company.

16.	Business mortgages

On the date of this Merger Plan, there are no business mortgages as defined in the Finnish Act on Business Mortgages (634/1984, as amended) pertaining to the assets of either the Merging Company or the Recipient Company.

17.	Special benefits or rights in connection with the Merger

Except as set forth below, no special benefits or rights, each within the meaning of the Finnish Companies Act and the Norwegian Public Companies Act, shall be granted in connection with the Merger to any members of the Board of Directors, the CEOs, audit committee or audit and risk committee or the auditors of either the Merging Company or the Recipient Company, or to the auditors issuing expert statements on this Merger Plan to the Merging Company and the Recipient Company.

The CEO of the Merging Company is entitled to a transaction bonus in the amount of approx. 1x his annual base salary upon a successful completion of the Merger.

Upon completion of the Merger, the CEO of the Merging Company’s position will be terminated. It has been agreed that he will work for the Combined Company for a period of 12 months after completion of the Merger, as advisor to the Combined Company’s CEO for specific tasks and consultations. In the 12 months period, he will retain the same level of compensation as under his current employment agreement. It has been agreed that all of his existing options under the LTIP and restricted stock units under the STIP will be terminated against settlement in cash of the value of the options and restricted stock units.

The remuneration of the CEO of the Recipient Company is set forth in the remuneration statement of the Recipient Company available on the Recipient Company’s website at http://ar2018.tieto.com/media/pdf/corporate-governance-statement-2018.pdf.

The remuneration of the auditors issuing their statement on this Merger Plan and remuneration of the auditor of the Merging Company issuing a report on the final accounts of the Merging Company is proposed to be paid in accordance with an invoice approved by the Board of Directors of the Recipient Company.

18.	Registration of the execution of the Merger and conditions for such registration

Each Party, including the Boards of Directors of the Companies Involved in the Merger, undertakes to procure that the necessary resolutions are made and actions taken to facilitate the Merger. Specifically, promptly following the signing date of the Merger Plan the Parties shall:

(i)	ensure filing of the Merger Plan with the Norwegian Register of Business Enterprises in accordance with Section 13-13 of the Norwegian Public Companies Act and with the Finnish Trade Register in accordance with Chapter 16 Section 24 of the Finnish Companies Act;

(ii)	make the Merger Plan available to the Parties’ respective shareholders in accordance with the Finnish Companies Act and the Norwegian Public Companies Act respectively; and

(iii)	convene the General Meetings in the Companies Involved in the Merger for respective approvals of the Merger in accordance with the Merger Plan.

Subject to the conditions set out in section 22 of this Merger Plan, the Merger will be executed when the Finnish Trade Register has registered the Merger in the Finnish Trade Register pursuant to Chapter 16, Section 25 of the Finnish Companies Act, whereby the legal consequences of the Merger enter into force pursuant to Chapter 16, Section 27, first paragraph of the Finnish Companies Act and the Norwegian Public Companies Act Section 13-17. The planned Effective Date, meaning the planned date of registration of the execution of the Merger, is 1 February 2020 (effective registration time approximately at 00:01:01). The planned Effective Date is not binding and the actual Effective Date may be earlier or later than above date.

The Boards of Directors of the Companies Involved in the Merger shall have an obligation to file the notification for the execution of the Merger with the Finnish Trade Register and the Norwegian Register of Business Enterprises without undue delay after all conditions for the Merger have been fulfilled or duly waived, with a request to the Trade Register authority to register the Merger.

The Boards of Directors of the Companies Involved in the Merger may jointly resolve not to implement the Merger, both before and after the Extraordinary General Meetings of the Companies Involved in the Merger have resolved upon the Merger.

At the date of registration of completion of the Merger with the Finnish Trade Register all assets, obligations and liabilities of the Merging Company shall be deemed to be transferred to the Combined Company and at the same time the Merging Company shall be dissolved.

19.	Merger date for accounting purposes

The Merger is expected to be implemented with effect for accounting purposes as from the Effective Date and from the Effective Date the transactions of the Merging Company will be treated for accounting purposes as being those of the Combined Company.

20.	Financial statements which have formed the basis for the determination of the terms of the Merger

The terms of this Merger are based on the annual accounts of the Merging Company as of 31 December 2018, the annual accounts of the Recipient Company as of 31 December 2018 and the interim reports of both companies as of 31 March 2019, all of which are attached as Appendix 3 A.

The financial statements of the Merging Company are prepared in accordance with the section 3-9 in the Norwegian Accounting Act and regulation on application of simplified IFRS (2014) as prescribed by the Ministry of Finance 3 November 2014. This means that the accounting principles follow the international accounting standards (IFRS) and presentation and the disclosures are in accordance with the Norwegian Accounting Act and generally accepted accounting principles.

The financial statements of the Recipient Company are prepared in accordance with the Finnish Accounting Act (1336/1997, as amended).

The consolidated financial statements of both companies are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted pursuant to Regulation (EC) No 1606/2002 of the European Parliament.

21.	Listing of the new shares of the Recipient Company and delisting of the shares of the Merging Company

The Recipient Company shall apply for the listing of the Merger Consideration in Shares to be issued by the Recipient Company to public trading on the Helsinki Stock Exchange and Nasdaq Stockholm Ltd. The parties will seek to ensure that shares in the Combined Company or depository receipts or interests representing the shares in the Combined Company, as the case may be, will be subject to an additional listing on Oslo Børs in connection with completion of the Merger or as soon as possible thereafter.

For the purposes of the Merger and the listing of the Merger Consideration in Shares, a merger prospectus will be published by the Recipient Company before the Extraordinary General Meetings of the Recipient Company and the Merging Company, respectively, resolving on the Merger. The listing of and trading in the Merger Consideration in Shares shall begin on the Effective Date or as soon as reasonably possible thereafter. The Merger Consideration in Shares will carry all shareholder rights from the Effective Date. No special conditions for dividend payments shall apply in addition to what follows from applicable laws.

The trading in the shares of the Merging Company on Oslo Børs is expected to end on the Effective Date at the latest.

22.	Conditions for executing the Merger

Completion of the Merger is for each of the Companies Involved in the Merger conditional only upon the fulfilment of the following conditions:

(i)	approval of the Merger Plan with the necessary majority at the General Meetings of the Companies Involved in the Merger and the respective General Meetings approving the resolutions agreed in the Merger Plan and set out in Appendix 1 A and Appendix 1 B respectively;

(ii)	competition approvals and regulatory approvals as set out in section 13.1 having been obtained in accordance with the Merger Agreement;

(iii)	the Recipient Company having obtained written confirmations from Helsinki Stock Exchange and Nasdaq Stockholm Ltd. that listing of the Merger Consideration in Shares will take place promptly upon the completion of the Merger;

(iv)	there being no material breach of the warranties, the direct consequence of which is considered to have a material adverse effect, as further regulated under the Merger Agreement;

(v)	neither of the Companies Involved in the Merger having paid or made a resolution to pay any dividend or other distribution after the date of the Merger Agreement, other than as set out in section 7.5;

(vi)	no legislation preventing the registration of the Merger having been issued and no court or regulatory authority of competent jurisdiction having given an order or issued any regulatory action preventing the completion of the Merger, and no investigation of a material nature is pending by a competent securities regulatory authority into compliance with applicable securities laws in connection with the General Meeting in the Merging Company or the Merger;

(vii)	the deadline for objections from creditors in accordance with Section 13-25 (2) no. 5 of the Norwegian Public Companies Act, cf. Section 13-15 shall have expired and the situation with the creditors that may have submitted objections shall have been clarified or the courts have ruled that the Merger may be implemented regardless and registered in the Trade Registers in both Norway and Finland;

(viii)	any other conditions set out in the Merger Agreement have been fulfilled or waived and the Merger Agreement not having been terminated and remaining in force;

(ix)	the Parties complying in all material respects with their respective covenants and obligations included in the Merger Agreement, this Merger Plan and other appurtenant documents in relation to the Merger as further regulated under the Merger Agreement; and

(x)	a merger certificate has been issued by the Norwegian Register of Business Enterprises and delivered to the Finnish Trade Register.

Each of the Boards of Directors in the Companies Involved in the Merger has the right to, in their sole discretion and without approval from the General Meeting, to waive any of the closing conditions set out above on behalf of the Merging Company and the Recipient Company respectively.

Furthermore, the Merger may be terminated with immediate effect prior to completion of the Merger only as follows:

(i)	by mutual written consent duly authorised by the Boards of Directors of the Companies Involved in the Merger;

(ii)	by either Party if the conditions for completion of the Merger have not been fulfilled by the long stop date as regulated by the Merger Agreement, unless such period has been extended by mutual agreement in writing duly authorised by the Boards of Directors of the Companies Involved in the Merger;

(iii)	by the non-breaching Party upon a breach by the other Party of any representation and warranty given under the Merger Agreement, provided that the direct consequence of such breach is considered to have a material adverse effect as regulated under the Merger Agreement; and

(iv)	in the event that either or both of the respective General Meetings of the Companies Involved in the Merger does not approve the resolutions agreed in the Merger Plan and set out in Appendix 1 A and Appendix 1 B respectively.

23.	Auxiliary Trade Names

In connection with the execution of the Merger, the auxiliary trade names set out in Appendix 4 are registered for the Combined Company.

24.	Merger Report

The Boards of Directors of the Companies Involved in the Merger shall prepare a merger report in accordance with section 13-27 of the Norwegian Public Companies Act and Chapter 16, Section 22 of the Finnish Companies Act.

25.	Language versions

This Merger Plan has been prepared and executed in English. The Parties shall prepare Finnish and Norwegian translations. Should any discrepancies exist between the English, Finnish and Norwegian versions, the English version shall prevail.

26.	Other issues

Upon resolving the Merger Plan, the General Meetings grant the Boards of Directors of the Merging Company and the Recipient Company authorisation to jointly complete any minor amendments in the Merger Plan if this does not cause any harm or disadvantage for the companies, their creditors or the shareholders.

This Merger Plan is governed by and construed in accordance with Norwegian and Finnish law without giving effect to any choice or conflict of law provision or rule (whether of Norway, Finland or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than Norway or Finland.

Any dispute or claim between the Parties arising out of or in connection with this Merger Plan, including any dispute regarding its existence or validity, shall be resolved in accordance with the provisions of the Norwegian Arbitration Act dated 14 May 2004, no. 25 (as amended or replaced) as supplemented and modified by the provisions of this Merger Plan. The arbitration awards and proceedings shall be held in Oslo in the English language and be confidential.

(Signature pages follow)

This Merger Plan has been made in two (2) identical counterparts, one (1) for the Merging Company and one (1) for the Recipient Company.

In Helsinki and Oslo, on 26 June 2019

Tieto Oyj:

By:	KURT JOFS

Name: KURT JOFS

Title: Chairman of the Board of Directors

EVRY ASA:

SALIM NATHOO	ROHAN HALDEA
Salim Nathoo	Rohan Haldea
Chairman

LOUISE ENGELBRECHT SØNDERGAARD	KRISTIN MARGRETHE KROHN DEVOLD
Louise Engelbrecht Søndergaard	Kristin Margrethe Krohn Devold

LEIF TEKSUM	EVA CHRISTINA MALIN PERSSON
Leif Teksum	Eva Christina Malin Persson

BENTE RIIS LENNERTZEN	JENNY LINNÉA LINDH
Bente Riis Lennertzen	Jenny Linnéa Lindh

TOMMY SANDER ALDRIN	SIGVE SANDVIK LÆRDAL
Tommy Sander Aldrin	Sigve Sandvik Lærdal

Appendices to Merger Plan

Appendix 1 A	Proposals to the Extraordinary General Meeting of Shareholders of the Merging Company.

Appendix 1 B	Proposals to the Extraordinary General Meeting of Shareholders of the Recipient Company.

Appendix 2 A	Current Articles of Association of the Merging Company.

Appendix 2 B	Current Articles of Association of the Recipient Company.

Appendix 2 C	Amended Articles of Association of the Combined Company.

Appendix 3	Description of assets, liabilities and shareholders’ equity and valuation of the Merging Company and the preliminary presentation of the balance sheet of the Combined Company.

Appendix 3 A	Annual accounts of the Merging Company and the Recipient Company as of 31 December 2016, 31 December 2017, 31 December 2018 and the interim reports of both companies as of 31 March 2019.

Appendix 4	Auxiliary trade names.

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This document is not an offer to sell or a solicitation of any offer to buy any securities issued by Tieto Oyj (the “Company”) in any jurisdiction where such offer or sale would be unlawful.

In any EEA Member State, other than Finland or Norway, that has implemented Directive 2003/71/EC as amended (together with any applicable implementing measures in any member State, or as superseded, including by Regulation (EU) 2017/1129, whose main provisions will apply as from July 21, 2019, the “Prospectus Directive”), this communication is only addressed to and is only directed at “qualified investors” in that Member State within the meaning of the Prospectus Directive.

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This document is made for the securities of a foreign company. The document is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws of the United States, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

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In the United Kingdom, this document and any other materials in relation to the securities described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this document relates is available only to, and will be engaged in only with, “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive who are (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order; or (iii) other persons to whom it may otherwise be lawfully communicated (all such persons together being referred to as “relevant persons”). In the United Kingdom, persons who are not relevant persons should not take any action on the basis of this document and should not act or rely on it.

This document is an advertisement and is not a prospectus for the purposes of the Prospectus Directive. A prospectus prepared pursuant to the Prospectus Directive will be published, which, when published, can be obtained from www.tieto.com/tietoevry. Investors should not subscribe for any securities referred to in this document except on the basis of information contained in the prospectus.